UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For the Period Ended: December 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________

PART I — REGISTRANT INFORMATION

Unico American Corporation
Full Name of Registrant

Former Name if Applicable

5230 Las Virgenes Road
Address of Principal Executive Officer (Street and Number)

Calabasas, California 911320
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has determined that it is unable to file, within the prescribed time period, its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) due to the reasons described below, which cannot be eliminated by the Registrant without unreasonable effort or expense.

As previously disclosed by the Registrant, the Registrant was unable to timely file with the Commission its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (the “Form 10-Q”). The Form 10-Q was filed with the Commission on January 23, 2023.

Due to the demands on its management team and the limited number of personnel available to prepare the Registrant’s periodic reports to be filed with the Commission in connection with the completion and filing of the Form 10-Q, the Registrant will be delayed in filing the Form 10-K. The Registrant is still preparing analyses and providing documentation requested by its auditors in connection with their audit of the Registrant’s financial statements for the year ended December 31, 2022, and is still preparing the Form 10-K. The Registrant does not currently anticipate that it will be able to file the Form 10-K on or before the fifteenth calendar day following the March 31, 2023 prescribed filing date as a result of the circumstances described above. The Registrant is working diligently to file the Form 10-K as promptly as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven Shea	818	591-9800
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes     ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes     ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Statements in this filing about the Registrant that are not historical facts are forward-looking statements based on the Registrant’s current expectations, assumptions, estimates and projections. These forward-looking statements are subject to risks and uncertainties that could cause actual future events or results to differ materially from such statements. These forward-looking statements are based on our current expectations, which may not prove to be accurate. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “plan,” “target” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Registrant’s beliefs and expectations relating to the filing of the Form 10-K. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Registrant’s financial reporting, including the possibility that the Registrant will not be able to file the Form 10-K within the 15-day extension permitted by the rules of the Commission. The Registrant disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

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Unico American Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Unico American Corporation

Date: March 31, 2023	By:	/s/ Steven Shea
Steven Shea Chief Executive Officer

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